Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated September 4, 2024, and the related Letter of Transmittal and Notice of Guaranteed Delivery (each as defined below) and any amendments, supplements or other modifications to such documents, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock
of

VECTOR GROUP LTD.

at

$15.00 per share in cash

by

VAPOR MERGER SUB INC.

a wholly owned subsidiary of

JTI (US) HOLDING INC.

an indirect wholly owned subsidiary of

JT INTERNATIONAL HOLDING B.V.

Vapor Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of JTI (US) Holding Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Vector Group Ltd., a Delaware corporation (the “Company”), in exchange for $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended, supplemented or otherwise modified from time to time, the “Notice of Guaranteed Delivery”) (which three documents, together with other related materials, collectively constitute the “Offer”), including the Minimum Condition (as such term is defined in the Offer to Purchase).

Tendering stockholders who are record owners of their Shares and who tender directly to Equiniti Trust Company, LLC (the “Depository”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, banker, or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 1, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 21, 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, as soon as practicable following (but in any event no later than one business day after) the consummation of the Offer, subject to the satisfaction or waiver of the No Legal Prohibition Condition (as defined below), Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement. If Merger Sub consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) as soon as practicable following the consummation of the Offer, subject to the satisfaction or the condition that no governmental authority of competent and applicable jurisdiction will have enacted, issued or promulgated any law or issued or granted any order that is in effect as of immediately prior to the Effective Time and has the effect of (a) making the Merger illegal or (b) prohibiting or otherwise preventing the consummation of the Merger (the “No Legal Prohibition Condition”).

At the effective time of the Merger (being the time and day of the filing of the certificate of merger with the Secretary of State of the State of Delaware or at such later time and date as may be agreed in writing by Parent and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (excluding (a) Shares owned by Parent, Merger Sub or the Company (or held in the Company’s treasury), or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company, in each case, immediately prior to the Effective Time, (b) any Shares irrevocably accepted for payment pursuant to the Offer, (c) any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL) and (d) any Shares subject to Company Restricted Share Awards (as defined below) shall be canceled and extinguished and automatically converted into the right to receive the Offer Price (the “Merger Consideration”), without interest thereon and subject to any applicable withholding tax. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

Pursuant to the terms of the Merger Agreement, at the Effective Time, (i) each stock option to purchase Shares (each, a “Company Option”) with a per Share exercise price less than $15.00 (each, an “In-the-Money Option”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive, subject to the terms and conditions of the Merger Agreement, an amount in cash (without interest) equal to the product of (a) the aggregate number of Shares subject to such In-the-Money Option immediately prior to the Effective Time, and (b) the excess, if any, of (1) the Merger Consideration over (2) the per Share exercise price of such In-the-Money Option, and (ii) each Company Option with a per Share exercise price equal to or greater than $15.00 (each, an “Out-of-the-Money Option”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will be canceled for no consideration. The amounts described in this paragraph are referred to as the “Option Consideration.”

Pursuant to the terms of the Merger Agreement, at the Effective Time, (i) except as set forth in clause (iii) below, each award of Shares that is subject to a transfer restriction, repurchase option or obligation, risk of forfeiture or other condition, excluding any Company PRSA (as defined below) (each, a “Company TRSA”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash (without interest) equal to the product of (a) the aggregate number of Shares subject to such Company TRSA immediately prior to the Effective Time and (b) the Merger Consideration, together with any accrued and unpaid dividends corresponding to the Shares subject to such Company TRSA immediately prior to the Effective Time (to the extent provided under the applicable award agreement), (ii) each award of Shares that is subject to a performance-based transfer restriction, performance-based repurchase option or obligation, performance-based risk of forfeiture or other performance-based condition, excluding any Company TRSA (each, a “Company PRSA”, and, together with the Company TRSAs, the “Company Restricted Share Awards”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash (without interest) equal to the product of (a) the aggregate number of Shares subject to such Company PRSA immediately prior to the Effective Time (based on the full number of Shares subject to such Company PRSA) and (b) the Merger Consideration, together with any accrued and unpaid dividends corresponding to the Shares subject to such Company PRSA immediately prior to the Effective Time (to the extent provided under the applicable award agreement), and (iii) notwithstanding the foregoing clause (i), each Company TRSA granted in 2025 (if any) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash (without interest) equal to the product of (a) a prorated amount of the Shares subject to such Company TRSA immediately prior to the Effective Time (determined based on the number of full months of the four-year vesting period for such Company TRSA that has elapsed through the date on which the Effective Time occurs) and (b) the Merger Consideration. The amounts described in this paragraph are referred to as the “TRSA/PRSA Consideration.”

The Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement and any voluntary agreements with the U.S. Federal Trade Commission (“FTC”) or the U.S. Department of Justice (“DOJ”) not to consummate the Offer or the Merger and obtaining all required Consents applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) under the Law on Protection of Competition (Zakon o zastiti konkurencije “Official Gazette of the RS”, no. 51/2009 and 95/2013) of the Republic of Serbia (“Foreign Antitrust Law” and, together with the HSR Act, the “Antitrust Laws”) (such condition, the “Antitrust Clearance Condition”), (ii) no governmental authority of competent jurisdiction having brought any legal proceedings under any Antitrust Laws which remain pending and which seek to make illegal, prohibit or otherwise prevent the consummation of the Offer, the acquisition of the Shares by Parent or Merger Sub or the Merger (the “No Antitrust Proceedings Condition”), (iii) there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the other Shares then owned by Parent, Merger Sub and their respective affiliates (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL)) represents at least one more Share than 50% of the total number of outstanding Shares as of immediately prior to the expiration of the Offer (the “Minimum Condition”) and (iv) no governmental authority of competent and applicable jurisdiction having (A) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or having the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger, or (B) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal or that has the effect of prohibiting or otherwise preventing the consummation of the Merger (the “No Legal Restraint Condition”). The Offer is not subject to any financing condition.

The term “Expiration Time” means one minute after 11:59 p.m., New York City time, on October 1, 2024, unless the Offer is extended pursuant to and in accordance with the Merger Agreement. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the term “Expiration Time” means such subsequent time.

The board of directors of the Company has unanimously (1) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of the Company and its stockholders, (2) declared it advisable for the Company to enter into the Merger Agreement and consummate the Transactions, (3) authorized and approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Transactions upon the terms and subject to the conditions contained in the Merger Agreement, (4) resolved that the Merger shall be governed and effected under Section 251(h) of the DGCL and be effected without a vote of the Company’s stockholders and (5) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of the Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances under which Merger Sub is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•	Merger Sub shall extend the Offer for the minimum period required by any applicable law or order or any rule, regulation, interpretation or position of the SEC or its staff or NYSE or as may be necessary to resolve any comments of the SEC or NYSE or the staff of the SEC or NYSE, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents;

•	if, as of any then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by Parent or Merger Sub (if permitted by the Merger Agreement), Merger Sub may (and, if requested by the Company, Merger Sub shall and Parent shall cause Merger Sub to) extend the Offer for one or more successive extension periods of up to ten business days each (or any longer period as may be agreed in writing by Parent and the Company) in order to permit the satisfaction of all of the conditions to the Offer; however, if the sole then-unsatisfied condition to the Offer is the Minimum Condition, Merger Sub may (and if requested by the Company, shall, and Parent shall cause Merger Sub to) extend the Offer for one or more successive extension periods of ten business days each (or any longer period as may be agreed in writing by Parent and the Company), but Merger Sub shall not be required to extend the Offer for more than two occasions in consecutive periods of ten business days, but may, in its sole discretion, elect to do so; and

•	neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless the Merger Agreement is validly terminated, in which case Merger Sub shall (and Parent shall cause Merger Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) after termination of the Merger Agreement.

The Merger Agreement provides that Parent and Merger Sub are not required to extend the Offer beyond the Termination Date. The “Termination Date” means August 21, 2025, unless otherwise extended to November 19, 2025 or February 17, 2026, in each case, pursuant to the terms of the Merger Agreement.

If the Offer is consummated, Parent and Merger Sub are not required to and will not seek the approval of the Company’s remaining stockholders before effecting the Merger.

Parent and Merger Sub expressly reserve the right, at any time and from time to time, to waive, in whole or in part, any of the conditions to the Offer, to make any change in the terms of or conditions to the Offer in a manner consistent with the terms of the Merger Agreement or to increase the Offer Price, except that, without the prior written consent of the Company, Parent and Merger Sub may not: (1) waive or modify certain conditions to the offer, including the Minimum Condition, the No Legal Restraint Condition, the No Antitrust Proceedings Condition or the Termination Condition; (2) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer; (B) decreases the Offer Price or the number of Shares sought in the Offer; (C) extends the Offer or the Expiration Time or terminates the Offer (except as permitted or required by the Merger Agreement); (D) imposes conditions or requirements on the Offer other than the Offer Conditions; or (E) amends any term or condition of the Offer in any manner that would reasonably be expected to materially and adversely affect the Company stockholders (as a group and in their capacity as such) or would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other Transactions; or (3) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date of the Offer.

Stockholders wishing to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the Depository prior to the Expiration Time, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Merger Sub and not validly withdrawn as, if and when Merger Sub gives oral or written notice to the Depository of its acceptance for payment of such Shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, payment for the Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depository, which will act as agent for tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Merger Sub extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on Merger Sub’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Merger Sub pay interest on the Offer Price for Shares, including by reason of any extension of the Offer or any delay in making such payment.

In all cases, Merger Sub will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depository of (1) the certificates evidencing such Shares (the “Share Certificates”), (2) confirmation of a book-entry transfer of such Shares into the Depository’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase with respect to Shares held in “street” name, (3) in the case of Share Certificates, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (4) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer of Shares held in “street” name, an “agent’s message” in lieu of the Letter of Transmittal and such other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Merger Sub has not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after November 2, 2024, the 60th day after commencement of the Offer, until such time as Merger Sub accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depository must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depository, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depository.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Merger Sub with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal and Notice of Guaranteed Delivery, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the material U.S. federal income tax consequences of the Offer and the Merger. You are urged to consult with your own tax advisors to determine the tax consequences to you of tendering your Shares in the Offer or having your Shares exchanged for cash pursuant to the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Merger Sub’s expense. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depository) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Stockholders may call toll free:
(800) 322-2885

Banks and Brokers may call:
(212) 929-5500

September 4, 2024